UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Commission File Number 0-8092
CUSIP Number 691829402
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

For Period Ended: March 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transitional Period Ended:______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

OXIS International, Inc.
Full Name of Registrant

_______________________________
Former Name if Applicable

323 Vintage Park Drive, Suite B
Address of Principal Executive Office (Street and Number)

Foster City, CA 94404
City, State and Zip Code

 PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Quarterly Report on Form 10-QSB for the quarter ending March 31, 2008, due to additional time needed to compile data and prepare its financial statements.   The Company was unable to eliminate the delays associated with these matters, as they relate to the preparation of its Quarterly Report on Form 10-QSB, without unreasonable effort or expense.  The Company intends to file its Quarterly Report on Form 10-QSB on or before the 5th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification.

Marvin S. Hausman	(650)	212-2568
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   ☒ Yes   ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☐ Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

OXIS International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2008	By /s/ Marvin S. Hausman
Marvin S. Hausman
Acting Principal Financial and Accounting Officer